

Mail Stop 3561

December 8, 2017

Via E-mail
Mr. Mark Learmonth
Chief Financial Officer
Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House
Weighbridge, St Helier
Jersey, Channel Islands, JE2 3NF

> **Re:** **Caledonia Mining Corporation Plc**
> **Form 20-F for the Year Ended December 31, 2016**
> **Response dated November 20, 2017**
> **File No. 000-13345**

Dear Mr. Learmonth:

We have reviewed your November 20, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2017 letter.

Form 20-F for the Year Ended December 31, 2016

Item 4 - Information on the Company
B. Business Overview
Mineral Reserves – December 31, 2016, page 23

1. We note your disclosure on page 23 stating Blanket Mine has reported a conversion of resources to reserves of 106% for the year. Please clarify your disclosure by telling us the percentage of total resources present at the beginning of the year that were converted to reserves and separately, the percentage of any additional resources discovered during the year, such that the total is 106% as stated in the filing. Please clarify the methodology used to calculate your conversion of resources.

Financial Statements

Notes to the Consolidated Financial Statements
3. Use of estimates and judgements
(a) Judgements, assumptions and estimation uncertainties
i) Depreciation of Property, plant and equipment, page F-7

2. We note your disclosure under this heading identifies depletion and the determination of mineral reserves and the portion of mineral resources expected to be extracted economically as a significant accounting judgment and estimate. Please expand your disclosure to explain the nature of the judgements and estimates made by management in determining the useful lives and depletion of your mineral properties providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. Please refer to paragraphs 122 through 133 of IAS 1.

4. Significant Accounting Policies
(e) Property Plant and Equipment
(iv) Depreciation, page F-14

3. Please disclose in greater detail the type(s) of resources (measured, indicated and/or inferred) included in your depletion policy, how you determine the portion of resources included and your history of economic recovery of such resources.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining